NEWS RELEASE

July 23, 2007

Trading Symbol: AMM-TSX AAU-AMEX

ALMADEN MINERALS LTD.

1103 – 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-7644

Facsimile: (604) 689-7645

ALMADEN DEALS ZINC SILVER PROPERTIES

Almaden Minerals Ltd. (the “Company”) advises that it has acquired and now beneficially owns 3,500,000 common shares, representing approximately 41% of the issued and outstanding voting securities, of Tarsis Capital Corp. (“Tarsis”) as of the date of this News Release. The shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange.

The shares of Tarsis were acquired by the Company pursuant to the terms of an acquisition agreement under which Tarsis (and in the case of the Erika property, Tarsis’s Mexican subsidiary, Minera Tarsis S.A. de C.V. ) acquired The MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim and the Meister River (the “Canadian Properties) and the Erika property( the “Mexican Property”) ( the “Acquisition Agreement”). In addition a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the Canadian Properties and a 2% net smelter return royalty is payable to the Company’s Mexican subsidiary, Minera Gavilan S.A. de C.V.(“Gavilan”) with regard to minerals produced, saved and sold from the Mexican Property. Under the terms of the Acquisition Agreement , an additional 500,000 common  shares of Tarsis will be issued to the Company if Tarsis enters into an option agreement with an arm’s length third party (the “Optionee”) wherein the Optionee can earn an interest in a property other than the MOR property and the Optionee agrees to expend a minimum of $500,000 to earn its interest and the Optionee has incurred expenditures of $ 200,000 within 24 months of the Closing Date of the Acquisition Agreement.

Duane Poliquin said “these are primarily promising Yukon zinc-silver properties that have been in the Company’s inventory for years.  This deal unlocks value for Almaden and will allow Tarsis to investigate their full potential”.

The Company’s report relating to these matters is being filed by the Company with the British Columbia, Alberta and the Ontario Securities Commissions.  A copy of the report may be obtained from the Company by calling (604) 689-7644.

On behalf of the Board of Directors

“Duane Poliquin”

Duane Poliquin, President and CEO

The Toronto Stock Exchange and American Stock Exchange have not reviewed and neither accepts responsibility for the adequacy or accuracy of this release.